SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

North American Technologies Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

657193207
(CUSIP Number)

Robert Hoyt
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL
(847) 559-0060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☐

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Crestview Capital Master, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,610,177 (See Items 3, 4 and 5)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 14,610,117 (See Items 4 and 5)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,610,117 (See Items 3, 4 and 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (See Items 3, 4 and 5)

14.	TYPE OF REPORTING PERSON PN

This Schedule 13D amends the Schedule 13D/A filed by Crestview Capital Master, LLC on January 31, 2006.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation (the “Company”), which has its principal place of business at 429 Memory Lane, Marshall, Texas 75672.

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) This statement is filed by Crestview Capital Master, LLC, a limited liability company organized under the laws of Delaware (“Crestview” or the “Reporting Person”).

(b) The business address for the Reporting Person is 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following information:

Crestview acquired the following numbers of shares of Common Stock on the following dates from the Company as interest payments pursuant to the terms of the Company’s 7% Convertible Debenture due July 7, 2006 and the 7% Convertible Debenture due December 31, 2006: (i) on May 17, 2006, Crestview acquired 175,457 shares of Common Stock; (ii) on July 11, 2006, Crestview acquired 68,591 shares of Common Stock; and (iii) on August 21, 2006, Crestview acquired 111,911 shares of Common Stock.

On September 15, 2006, Crestview purchased 2,792,071 shares of Common Stock from the Company in a private transaction. Crestview paid an aggregate consideration of $823,660.90, or $0.295 per share, to the Company. The source of funds for this transaction was the working capital of Crestview. In connection with the purchase described immediately above, Crestview also received from the Company Common Stock purchase warrants (the “Warrants”) to purchase 1,396,036 shares of Common Stock with a term of exercise of 54 months and an exercise price equal to $0.36 per share. The Warrants issued to Crestview contain a contractual provision that prohibits exercise thereof to the extent that Crestview (together with its affiliates) would beneficially own in excess of 9.99% of the issued and outstanding Common Stock immediately after giving effect to such exercise. Since Crestview beneficially owns 14.5% of the Common Stock, the Warrants are currently not exercisable and the underlying shares of Common Stock have not been included in the calculations of beneficial ownership of Crestview or the aggregate number of outstanding shares of Common Stock of the Company.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following information:

The purpose of this Schedule 13D is to report the transactions described in Item 3 above. The Reporting Person has none of the purposes described in (a) through (j) in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) and (b) Crestview beneficially owns 14,610,117 shares or 14.5% of the issued and outstanding Common Stock (based on 100,749,898 issued and outstanding shares of Common Stock as of the date hereof, which is calculated as the sum of 82,105,830 issued and outstanding shares of Common Stock as of August 8, 2006 (as reported in the Issuer’s Form 10-QSB for the fiscal period ended June 30, 2006) and 18,644,068 shares of Common Stock issued by the Company on September 15, 2006 in connection with the private transaction described herein).

Crestview Capital Partners, LLC is the sole manager of Crestview. By virtue of such relationship, Crestview Capital Partners, LLC may be deemed to have dispositive power over the shares owned by Crestview. Crestview Capital Partners, LLC disclaims beneficial ownership of such shares. Mr. Stewart Flink, Mr. Robert Hoyt and Mr. Daniel Warsh are the Managers of Crestview Capital Partners, LLC and may be deemed to share dispositive power over the shares of Common Stock held by Crestview. Messrs. Flink, Hoyt and Warsh disclaim beneficial ownership of such shares of Common Stock.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 29, 2006

CRESTVIEW CAPITAL MASTER, LLC

By: Crestview Capital Partners, LLC, its sole manager

By: _/s/ Robert Hoyt
Name: Robert Hoyt
Title: Manager